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                                                                      Exhibit 23


                          Independent Auditors' Consent


To the Administrative Committee of the
Highlands Insurance Group
Employees' Retirement and Savings Plan:


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Highlands Insurance Group (filed under Securities and Exchange Commission File No. 333-55699) of our report dated June 21, 2002, relating to the statements of net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan at December 31, 2001 and 2000, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report of Form 11-K of Highlands Insurance Group Employees' Retirement and Savings Plan.


                                    KPMG LLP


Houston, Texas
June 21, 2002

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